EMPLOYMENT AGREEMENT
                                 January 1, 1997

     The parties to this agreement are Sheila Kloefkorn, residing at 2363 East Dragoon Avenue, Mesa, Arizona 85204 (the "Executive"), and Network Event Theater, Inc., a Delaware corporation with its principal office at 149 Fifth Avenue, New York, N.Y. 10010 (the "Company").

     The parties have agreed upon the employment of the Executive by the Company on the terms set forth below.

     It is agreed as follows:

          1. Employment.

          During the term of the Executive's employment under this agreement, the Company shall employ the Executive, and the Executive shall serve the Company, as the Company's Vice President - Campus Operations. The Executive shall report to the Company's chief executive officer and president and shall have such duties, responsibilities and powers as either of them shall from time to time determine. The Executive shall devote her full business time to the performance of her duties under this agreement.

          2. Term of Employment.

          The term of the Executive's employment under this agreement shall commence on or before January 1, 1997 (the date her employment commences being referred to as the "Commencement Date") and, subject to earlier termination upon the Executive's death or disability (as provided in section 5.1) or pursuant to section 6 or 7, shall continue thereafter for three years. 3. Compensation and Stock Options.

          3.1 Basic Compensation. As basic compensation for her services under this agreement, the Executive shall be entitled to a salary (subject to applicable withholding of income taxes, social security taxes, etc.) at the annual rate of $65,000, payable in equal installments in accordance with the Company's customary payroll practices for its executives.

          3.2 Increases in Basic Compensation and Bonuses. Following the end of each fiscal year during the term of this agreement, the Company's board of directors may, in its sole discretion, grant the Executive a bonus based on the Executive's performance during that year or increase the Executive's basic compensation for the following year.

          3.3 Stock Options. Upon the Commencement Date, the Company shall grant to the Executive, pursuant to the Company's 1996 Employee Stock Option Plan, the option (which shall not be an incentive stock option) to purchase up to 10,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the Commencement Date. The terms of the option shall be set forth in an agreement,

          4.    Reimbursement of Expenses; Fringe Benefits.

          4.1 Reimbursement of Expenses. The Company shall reimburse the Executive for all reasonable expenses incurred by the Executive in connection with the performance of her duties, upon presentation of appropriate vouchers covering the expenses.

          4.2 Fringe Benefits. The Executive and her immediate family shall be entitled to participate in all medical, dental, disability, life insurance, deferred compensation, savings and 401(k) plans, retirement plans, profit sharing plans, stock purchase plans, and other fringe benefits and executive perquisites generally provided to senior executives of the Company and their immediate families. The Executive shall be entitled to three weeks paid vacation during each twelve-month period during the term of this agreement.

          5.    Termination of Employment Due to Disability or Death.



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          5.1  Termination of  Employment.  If, as the result of any physical or mental disability, the Executive shall fail or be unable to perform her duties for a total of 120 days in any 12-month period, the Company may, by notice to the Executive, terminate her employment under this agreement as of the date of the notice. The Executive's employment under this agreement shall be terminated upon her death.

          5.2 Payments on Death or Disability. If the Executive's employment is terminated pursuant to section 5.1, the Executive (or her estate) shall be entitled to receive, in full discharge of all of the Company's obligations to the Executive, (a) the Executive's full salary (at the rate in effect on the date of termination) payable under section 3.1 for six months following the date of termination (or, if a shorter period, for the remainder of the three-year term), less the amount of any disability payments received by her under any disability insurance coverage provided to her by the Company,
     (b) any accrued and unpaid bonus previously awarded to the Executive by the Company's board of directors, and (c) the amount of all expense reimbursements due to the executive under section 4.1 for periods prior to the date of termination.

          6.    Termination of Employment for Cause.

          6.1 Definition. The Company may terminate the Executive's employment under this agreement for cause. For purposes of this agreement, the term "cause" shall mean: (a) the Executive's conviction of a felony, (b) the Executive's conviction of a crime involving any financial impropriety or which would materially interfere with the Executive's ability to perform her services required under this agreement or otherwise be materially injurious to the Company, (c) a material breach by the Executive of the duty of loyalty, good faith and fair dealing owed by the Executive to the Company as an employee, or (d) the Executive's willful failure to perform in a material respect her obligations under this agreement.

          6.2 Payments upon Termination for Cause. If the Executive's employment under this agreement is terminated for cause pursuant to section 6.1, the Company shall pay to the Executive, in full discharge of all of the Company's obligations to the Executive, the accrued amount of salary due to her through the date of termination and the amount of all expense reimbursements due to her under section 4.1 for periods prior to the date of termination.

          7.    Termination of Employment for Other Reasons.

          At any time after the first anniversary of the Commencement Date the Company may terminate the Executive's employment under this agreement for any reason upon thirty days notice to the Executive. If the Executive's employment under this agreement is terminated by the Company pursuant to this provision (i.e., other than for cause or by reason of the Executive's death or disability), the Company shall pay to the Executive, in full discharge of all of the Company's obligations to the Executive, (a) the Executive's full salary under section 3.1 (at the rate in effect on the date of notice of termination) until the effective date of termination and for a period of two months thereafter, (b) any accrued and unpaid bonus previously awarded to the Executive by the Company's board of directors, and (c) the amount of all expense reimbursements due to the executive under section 4.1 for periods prior to the date of termination.

          8.    Confidential Information.

          The Executive shall not, directly or indirectly, either during her employment by the Company or at any time thereafter, disclose to anyone or use (except as authorized in the regular course of the Company's business) any information acquired by her during her employment with respect to any of the Company's trade secrets or other confidential information. For this purpose, information generally known to the public shall not be considered a trade secret or confidential information.

          9.    Non-Solicitation of Employees; Non-Competition.

          9.1 Non-Solicitation. The Executive shall not, for a period of three years after termination of her employment (regardless of the reason for termination), directly or indirectly employ or retain, solicit the employment or retention of, or be associated with any entity that employs or retains or solicits the employment or retention of, any person who was an employee of the Company at any time during the twelve months preceding the termination of the Executive's employment.

          9.2 Non-Competition. For a period of one year after the termination of the Executive's employment under this agreement, the Executive shall not directly or indirectly engage or be interested in any business or entity that engages, anywhere in the world, in any business competitive with any


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     business in which the Company is engaged at the time of  termination of the
     Executive's employment or with any business activity that the Company then has under active consideration. For the purpose of this section 9.2, the Executive shall be deemed to be directly or indirectly interested in a business or entity if she is engaged or interested in that business or entity as a stockholder, director, officer, employee, salesperson, sales representative, agent, broker, partner, individual proprietor, lender, consultant or otherwise, but not if her interest is limited solely to the ownership of 5% or less of any class of the equity or debt securities of a corporation whose shares are publicly traded.

          9.3 Injunctive Relief. Since a breach by the Executive of the provisions of section 8 or of section 9.1 or 9.2 would injure the Company in a way that could not be adequately compensated for by damages, in addition to any other remedies available to the Company it may obtain an injunction restraining any such breach, without the necessity of showing actual damage and without any bond or other security being required.

          10.   Merger or Sale of Assets.

          If the Company shall merge or consolidate with another corporation or shall transfer all or substantially all of its assets this agreement shall be assigned to the successor in the merger or consolidation or the transferee of the assets, the Company shall cause the successor or transferee to assume all of the Company's obligations under this agreement, and the Executive shall thereafter be employed by the successor or transferee in accordance with the terms of this agreement.

          11.   Miscellaneous.

          11.1 Headings. The section headings of this agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this agreement.

          11.2 Notices. All notices and other communications under this agreement shall be in writing and shall be deemed given when delivered personally or mailed by registered mail, return receipt requested, to the parties at their respective addresses set forth above (or to such other address as a party may have specified by notice given to the other party pursuant to this provision). Any notice to the Company shall be directed to the attention of its chief executive officer.

          11.3 Separability. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provision of this agreement, which shall remain in full force and effect.

          11.4 Waiver. Either party may waive compliance by the other party with any provision of this agreement. The failure of a party to insist on strict adherence to any term of this agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing.

          11.5 Assignment. Neither party may assign any of its rights or delegate any of its duties under this agreement (other than as contemplated by section 10 of this agreement) without the prior consent of the other and any assignment or delegation in violation of this prohibition shall be void.

          11.6 Governing Law. This agreement shall be governed by and in accordance with the substantive law of the state of New York applicable to agreements made and to be performed in New York.

          11.7 Entire Agreement. This agreement contains, and is intended as, a complete statement of all the terms of the arrangements between the parties with respect to the matters provided for, supersedes any previous agreements and understandings between the parties with respect to those matters, and cannot be changed or terminated orally.


                                          NETWORK EVENT THEATER, INC.


                                          By: /s/ Bruce Resnik
                                              ----------------------------
                                               Bruce Resnik
                                               Executive Vice President-
                                               Chief Financial Officer


                                           By: /s/ Sheila Kloefkorn
                                              ------------------------------
                                               Sheila Kloefkorn

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